UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

New Source Energy Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

64881E 109

(CUSIP Number)

Kristian B. Kos

914 North Broadway, Suite 230

Oklahoma City, Oklahoma 73102

(405) 272-3028

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 64881E 109

1.	Names of Reporting Persons: Kristian B. Kos I.R.S. Identification Nos. of Above Persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 799,689(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 799,689(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 799,689(1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 8.9% (2)
14.	Type of Reporting Person (See Instructions): IN

(1) Includes 133,750 restricted common units awarded pursuant to the Partnership’s Long-Term Incentive Plan (“LTIP”) upon the closing date of the initial public offering of common units of the Partnership.

(2) The calculation is based on a total of 9,034,810 common units outstanding as of November 14, 2013, the date of reference included in the Partnership’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

Page 2 of 10 Pages

CUSIP No. 64881E 109

1.	Names of Reporting Persons: Deylau, LLC I.R.S. Identification Nos. of Above Persons (entities only) 80-0623108
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 665,939
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 665,939
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 665,939
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 7.4%(1)
14.	Type of Reporting Person (See Instructions): OO

(1) The calculation is based on a total of 9,034,810 common units outstanding as of November 14, 2013, the date of reference included in the Partnership’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

Schedule 13D	Page 3 of 10 Pages

CUSIP No. 64881E 109

Kristian B. Kos (“Mr. Kos”) and Deylau, LLC, a Delaware limited liability company (“Deylau,” and collectively with Mr. Kos, the “Reporting Persons”) are hereby jointly filing this Schedule 13D (this “Schedule 13D”) because, due to certain relationships between the Reporting Persons, such Reporting Persons may be deemed to beneficially own some of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D, a copy of which is filed as Exhibit A to this Schedule 13D.

Item 1.	Security and Issuer.

This Schedule 13D relates to the beneficial ownership of common units representing limited partner interests (“Common Units”) of New Source Energy Partners L.P., a Delaware limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Mr. Kos and Deylau. Mr. Kos is the sole member of Deylau, and as such may be deemed to have the sole power to vote and dispose of the Common Units of the Partnership directly owned by Deylau. No person other than Mr. Kos controls or serves as a manager or officer of Deylau.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b)	The principal business address of the Reporting Persons is 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102.

(c)	Mr. Kos is the President, Chief Executive Officer and Director of New Source Energy GP LLC, the general partner of the Partnership (the “General Partner”). The principal business address of the Partnership and the General Partner is 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102. Deylau’s principal business is the acquisition, ownership and disposition of investments in other entities and purposes incidental to such matters.

(d)	Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either Reporting Person being subject to a judgment, decree or final order enjoining

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future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kos is a citizen of Ireland.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Contribution Agreement, dated as of November 12, 2013 (the “Contribution Agreement”), by and among the Partnership, the Reporting Persons and certain other parties (collectively, the “MCE Owners”), and MCE, LLC (together with the MCE Owners, the “MCE Parties”), the MCE Parties contributed all of the limited liability company interests of MCE GP, LLC and all of the limited partnership interests in MCE, LP (collectively, the “Interests”) to the Partnership in exchange for 1,847,265 Common Units and the Partnership’s contribution of $3.8 million in cash to MCE, LP. Pursuant to the Contribution Agreement, 665,939 Common Units were issued to Deylau, which is wholly-owned by Mr. Kos. References to, and descriptions of, the Contribution Agreement as set forth in this Item 3 and elsewhere in this Schedule 13D are qualified in their entirety by reference to the Contribution Agreement filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2013, which is incorporated in its entirety in this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Units described in this Schedule 13D solely for investment purposes as partial consideration for the Interests contributed to the Partnership by the MCE Parties pursuant to the Contribution Agreement.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	The Contribution Agreement entitles the MCE Owners, including Deylau, to receive additional Common Units in the second quarter of 2015 based on a specified multiple of the annualized earnings before interest, taxes, depreciation and amortization of MCE, LP for the trailing nine-month period ended March 31, 2015, less certain adjustments as set forth in the Contribution Agreement, and subject to a $120 million cap on the aggregate value of the Common Units deliverable to the MCE Owners pursuant to this earn-out provision. In addition, the Reporting Persons hereby incorporate into this Item 4(a) the information set forth in Item 6 of this Schedule 13D with respect to (i) the possible future reset of Deylau’s Class B units in MCE, LP in exchange for Common Units and (ii) the possible future issuance of Common Units to Deylau in connection with the Partnership’s exercise of its option to acquire MidCentral Completion through MCE, LP. Finally, the Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on their business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments. The Partnership also may grant restricted units, unit appreciation rights, unit options, phantom units, unit awards, substitute awards, other unit-based awards, cash awards, performance awards and distribution equivalent rights to employees, officers, consultants and directors of the Partnership and any of its

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CUSIP No. 64881E 109

affiliates, including Mr. Kos, pursuant to the Partnership’s long-term incentive plan (the “LTIP”) adopted by the General Partner. The Partnership may acquire Common Units to issue pursuant to the LTIP on the open market or otherwise.

(b)	None.

(c)	None.

(d)	Pursuant to a Director Designation Agreement (the “Director Designation Agreement”) entered into by and among the Partnership, the General Partner, Signature Investments, LLC, an Oklahoma limited liability company (“Signature”) and Deylau concurrently with the Contribution Agreement, Deylau, in its capacity as the controlling member of the General Partner, agreed to expand the size of the Board of Directors of the General Partner (the “Board”) from six to seven directors and to appoint an individual designated by Signature and Deylau to the Board. Pursuant to the Director Designation Agreement, the Partnership, the General Partner, Signature and Deylau agreed that the initial designated director nominee shall be Dikran Tourian (“Mr. Tourian”). Apart from the foregoing, the Reporting Persons have no current intention of changing the present Board or management of the General Partner, other than to appoint an additional independent director within the time frame required by the listing requirements of the New York Stock Exchange.

(e)	Deylau owns 69.4% of the membership interests in the General Partner and thus may cause the Partnership to change its cash distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or cash distribution policy of the issuer.

(f)	None.

(g)	In connection with the Contribution, on November 12, 2013, the General Partner entered into an amendment (the “Amendment”) to the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”). The Amendment provides for a modification in the payments to be made in respect of the Partnership’s incentive distribution rights. Following the Amendment, in the event that the amount of incentive distributions payable with respect to any quarter exceeds the amount of incentive distributions that would have been paid to holders of the incentive distribution rights had the Partnership not received cash distributions from MCE LP with respect to such quarter and not issued any Common Units in consideration for the transactions contemplated by the Contribution Agreement, payments to the holders of the incentive distribution rights will be reduced by the amount of such excess, and such excess amount shall be reserved by the General Partner for use in supporting the growth of the Partnership’s business. The Amendment also contains certain adjustments to the tax provisions of the Partnership Agreement related to capital accounts and allocations to, among other items, give effect to the foregoing adjustment to the Partnership’s incentive distribution rights.

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(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, the Reporting Persons are the beneficial owners of 799,689 Common Units, which constitutes 8.9% of the outstanding Common Units. The beneficial ownership percentage of the Reporting Persons is calculated based on 9,034,810 Common Units outstanding as of November 14, 2013, as reported in the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on that date.

(b)	Deylau has sole voting and dispositive power with respect to all of the 665,939 Common Units beneficially owned by it. Mr. Kos is the sole member of Deylau, and as such may be deemed to have sole voting and dispositive power with respect to all of the 665,939 Common Units held by Deylau. In addition, Mr. Kos received a grant of 133,750 restricted common units pursuant to an award made under the LTIP by the Board of the General Partner upon the closing date of the Partnership’s initial public offering.

(c)	Apart from the acquisition of the Common Units described in Item 3 of this Schedule 13D, the Reporting Persons have not effectuated any transactions in the Common Units within the past 60 days.

(d)	The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported in this Schedule 13D. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)	Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As part of the transactions consummated pursuant to the Contribution Agreement, Signature and Deylau retained Class B units in MCE, LP. These Class B units entitle Signature and Deylau to receive incentive distributions of cash distributed by MCE, LP above specified thresholds in increasing amounts, up to a maximum of 50% at the highest level of incentive distribution. At any time when MCE, LP has made cash distributions to Signature and Deylau at the highest level of incentive distribution for the prior four consecutive fiscal quarters, Signature and Deylau have the right to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to “reset,” at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments on the Class B units would be calculated. In exchange for resetting the minimum quarterly distribution and target distribution levels, Signature and Deylau are entitled to receive consideration equal to the quotient obtained by dividing (i) the lesser of (a) the average distribution per unit received on the Class B units for the two full quarters preceding the reset election and (b) the distribution per unit received on the Class B units for the quarter preceding the reset election, and (ii) the most recently quarterly distribution made by the Partnership on the Common Units, multiplied by the volume weighted average trading price of the Common Units for the 20-day period prior to the reset election. The Partnership may satisfy this consideration requirement in cash, newly issued Common Units or a combination thereof in its sole discretion.

In connection with the transactions contemplated by the Contribution Agreement, Mr. Kos, Mr. Tourian, Signature and Torus Energy Services, LLC (“Torus”), an entity owned by Signature and Mr. Kos, entered into an option agreement with the Partnership, pursuant to which Torus granted to the Partnership an option permitting MCE, LP to acquire MidCentral Completion Services, LLC, an Oklahoma limited liability company (“MidCentral Completion”). MidCentral Completion is an oilfield completion services company whose business is complementary to the business operations of MCE LP. The Partnership may exercise this option by written notice at any time within 60 days of receiving a favorable Private Letter Ruling from the United States Internal Revenue Service regarding the gross income of MidCentral Completion and prior to an expiration date of May 31, 2015. If the Partnership exercises this option, the parties have agreed to negotiate in good faith a contribution or similar agreement for the transfer of Torus’ interest in MidCentral Completion in exchange for Common Units issuable to Torus or its owners and other terms and provisions substantially similar to those contained in the Contribution Agreement, including the valuation methodology for the initial consideration and earn-out amounts to be paid by the Partnership.

Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”) by and among the Partnership and the MCE Owners, the Partnership granted certain registration rights to the MCE Owners, including the Reporting Persons, including rights to (a) cause the Partnership to file with the Securities and Exchange Commission up to three shelf registration statements under the Securities Act of 1933, as amended (the “Securities Act”) for (i) resales of the Common Units issued to the MCE Owners under the Contribution Agreement, (ii) resales of any earn-out Common Units issued to the MCE Owners and (iii) resales of any Common Units issued in connection with a reset of the Class B Units in MCE, LP, and (b) participate in future underwritten public offerings of the Partnership’s Common Units.

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Mr. Kos and Mr. Tourian (collectively, the “Demand Rights Holders”) may exercise their right to request that a shelf registration statement be filed any time on or after satisfaction of the Registration Criteria (as that term is defined in the Registration Rights Agreement). In addition, the Partnership has agreed to use commercially reasonable efforts to (a) prepare and file a shelf registration statement within 30 days of receiving a request from the Demand Rights Holders and (b) cause the shelf registration statement to be declared effective by the Securities and Exchange Commission no later than 180 days after its filing. The Registration Rights Agreement contains customary representations, warranties and covenants and customary provisions regarding rights of indemnification between the parties with respect to certain applicable securities law liabilities.

Item 7.	Material to Be Filed as Exhibits.

The following are filed herewith as exhibits to this Schedule 13D:

Exhibit A	Joint Filing Agreement dated November 22, 2013, between the Reporting Persons.

Exhibit B	Contribution Agreement dated as of November 12, 2013, by and among the Partnership, Mr. Tourian, Signature, the Reporting Persons, Danny R. Pickelsimer, Antranik Armoudian and MCE, LLC (incorporated by reference to Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2013).

Exhibit C	Registration Rights Agreement dated as of November 12, 2013, by and among the Partnership, Mr. Tourian, Signature, the Reporting Persons, Danny R. Pickelsimer and Antranik Armoudian (incorporated by reference to Exhibit 4.1 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2013).

Exhibit D	Option Agreement dated as of November 12, 2013, by and among the Partnership, Mr. Kos, Mr. Tourian and Signature (incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2013).

Exhibit E	Amended and Restated Agreement of Limited Partnership of MCE, LP dated as of November 12, 2013 (incorporated by reference to Exhibit 10.2 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2013).

Exhibit F	Director Designation Agreement dated as of November 12, 2013, by and among the Partnership, the General Partner, Deylau and Signature (incorporated by reference to Exhibit 10.3 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2013).

Exhibit G	First Amended and Restated Agreement of Limited Partnership of the Partnership (Incorporated by reference to Exhibit 3.1 of the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2013).

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Exhibit H	First Amendment to the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of November 12, 2013 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2013).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 22, 2013	/s/ Kristian B. Kos
Kristian B. Kos

DEYLAU, LLC, a Delaware limited liability company

	By:	/s/ Kristian B. Kos
Kristian B. Kos, Sole Member

Schedule 13D	Page 10 of 10 Pages